

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2023

David Nock
General Counsel
Carbon Revolution Ltd.
Ten Earlsfort Terrace
Dublin 2, D02 T380
Ireland

Re: Carbon Revolution Ltd.
Amendment No. 2 to Registration Statement on Form F-4
Exhibit No. 10.3
Filed June 14, 2023
File No. 333-270047

Dear David Nock:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance